SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

November 18, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kate Beukenkamp

Re:	Roma Green Finance Ltd Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted October 14, 2022 CIK No. 0001945240

Dear Ms. Beukenkamp,

Please accept this letter as the response of Roma Green Finance Ltd (“Registrant” or “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 confidentially submitted to the Commission on October 14, 2022 (the “Registration Statement”). The Company is concurrently confidentially submitting with the Commission Amendment No. 2 to the Draft Registration Statement (the “Revised Registration Statement”), which includes changes in response to the Staff’s comments.

For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Draft Registration Statement on Form F-1 submitted October 14, 2022

Cover Page

1.	We note your revisions in response to comment 1. Please further revise to state that Chinese regulatory authorities could disallow your corporate structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

Response:

The Registrant has revised its disclosure on the cover page of the Revised Registration Statement in response to this comment.

2.	We note your response to comment 2, including your disclosure regarding the three year timeframe for inspection by the PCAOB. Please revise this section to include a reference to the reduced time period for the delisting of foreign companies under the Accelerating Holding Foreign Companies Accounting Act to two years instead of three years, if signed into law. We note your disclosure regarding the AHFCAA on pages 26 and 38 as well.

Response:

The Registrant has revised its disclosure in the Revised Registration Statement on the cover page in response to this comment.

U.S. Securities and Exchange Commission November 18, 2022 Page 2

3.	We note your response to comments 4 and 5, including the statement that “[t]here can be no assurance that the PRC government will not restrict or prohibit the flow of cash in or out of Hong Kong.” Please revise your disclosure here, in your summary risk factors and the relevant risk factor to make clear that restrictions, prohibitions, interventions or limitations by the PRC government on the ability of you or your subsidiaries to transfer cash or assets in or out of Hong Kong may mean these funds or assets are not available to fund operations or for other uses outside of Hong Kong.

Response:

The Registrant has revised its disclosure in the Revised Registration Statement on the cover page, in the summary risk factors and in the risk factors section in response to this comment.

4.	We note your revisions in response to comment 4. Please further revise to state whether any transfers have been made to date from the company to the operating subsidiaries, and quantify the amount(s) as applicable. Please also provide a cross-reference to the consolidated financial statements.

Response:

The Registrant has revised the disclosure to provide that no transfers were made from the Company to its Operating Subsidiaries.

5.	We note your response to comment 5, including your statement that you do not maintain formal cash management policies or procedures. Please revise the cover page to provide a cross-reference to the discussion of this issue in the prospectus summary and revise your prospectus summary to state that you have no cash management policies or procedures.

Response:

The Registrant has revised its disclosure on the cover page of the Revised Registration Statement to include the cross reference to the discussion of this issue in the prospectus summary and to provide that the Company has no cash management policies or procedures.

Risks and Challenges, page 10

6.	We note your revisions in response to comment 9. Please revise further to state specifically that the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Additionally, for each risk relating to your corporate structure or to operating in Hong Kong, please include a cross-reference to the specific more detailed discussion provided by the relevant risk factor. It is not sufficient to reference the general heading “Risks Relating to Doing Business in Hong Kong.” Please make similar revisions elsewhere that you include a reference to this general heading, such as on pages 13 and 16.

Response:

The Registrant has revised its disclosure in the Revised Registration Statement in response to this comment.

U.S. Securities and Exchange Commission November 18, 2022 Page 3

Holding Foreign Companies Accountable Act (the “HFCA Act”), page 12

7.	We note your response to comment 11 and reissue in part. Please revise your disclosure on page 13 that includes a cross-reference to a risk factor that does not appear in your Risk Factors section. We note the inclusion of the risk factor beginning on page 26 and cross- referenced on your cover page and summary risk factors that addresses the Holding Foreign Companies Accountable Act.

Response:

The Registrant has revised its disclosure in the Revised Registration Statement in response to this comment on page 13 as follows:

“See “Risk Factors — Risks Relating to Securities and this Offering — The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.”

Prospectus Summary

Recent Regulatory Development in the PRC, page 16

8.	We note your response to comment 14, and the related revisions to your disclosure. Please revise this section to specify that in the opinion of your Hong Kong legal counsel, you are not required to obtain permissions from any PRC or Hong Kong authorities to issue your ordinary shares to foreign investors. Please also ensure that counsel files a consent as an exhibit to the registration statement.

Response:

The Registrant has revised its disclosure in the Revised Registration Statement in response to this comment on page 16 as follows:

“As of the date of this prospectus, in the opinion of our Hong Kong legal counsel, Robertsons, we: (i) are not required to obtain permissions from any Hong Kong authorities to issue our Ordinary Shares to foreign investors…”

As discussed with the Staff on November 16, 2022, the Registrant does not conduct operations in the PRC and has no PRC operating entities. As a result, Robertson’s has advised that the Registrant is not required to obtain consent from any PRC authorities to issue the ordinary shares to foreign investors. Robertsons intends to issue a legal opinion that will opine that under Hong Kong, the Registrant is not required to obtain permission from any Hong Kong authorities to issue the Ordinary Shares. The legal opinion, when issued, will contain a consent to include the legal opinion as an exhibit to the Amended Registration Statement.

9.	Please revise to disclose each permission or approval that you or your subsidiaries are required to obtain from PRC or Hong Kong authorities to operate your business, and state affirmatively whether you have received all requisite permissions or approvals to operate your business, and whether any permissions or approvals have been denied. With respect to permissions and approvals that relate both to the ability to operate your business as well as the ability to offer the securities being registered to foreign investors, please more clearly state that you may inadvertently conclude that such permissions or approvals are not required, or that applicable laws, regulations or interpretations may change such that you may be required to obtain such permissions or approvals in the future, and describe the consequences if either of these events occurs.

Response:

The Registrant and its counsel, Robertsons, has advised that other than the Certificate of Incorporation and the annual Business Registration License, there is no other approvals required for the Hong Kong subsidiary to operate in Hong Kong. As discussed with the Staff on November 16, 2022, the Registrant does not conduct operations in the PRC and has no PRC operating entities. As a result, no permissions or approvals is required by the PRC authorities for the Registrant to conduct its business operations. The disclosures referenced in the above comment 9 are general statements by the Registrant that have been included in the Amended Registration Statement to advise investors on the uncertainty surrounding operations in in Hong Kong, a Special Administrative Region of the PRC.

U.S. Securities and Exchange Commission November 18, 2022 Page 4

Risk Factors

Risks Related to Our Business and Industry

We have a limited operating history and its future revenue..., page 19

10.	We note your revisions in response to comment 19 and reissue. Please update your risk factor to reflect that Roma (S) has not yet commenced any material business operations in addition to not yet generating any material business profits.

Response:

The Registrant has revised its disclosure in the Revised Registration Statement in response to this comment on page 19 as follows:

“RRA was incorporated with limited liability in Hong Kong on August 2, 2018 and Roma (S) was incorporated as a limited company in Singapore on January 3, 2022. As of the date of the date of this prospectus, Roma (S) has not yet commenced any material business operations and has not generated any material business profits.”

Risks Related to Our Securities and This Offering

Certain judgments obtained against us by our shareholders may not be enforceable., page 35

11.	We note your response to comment 22. Please revise your disclosure under this risk factor and on page 40 to indicate that Cheng King Yip serves a director and an officer as he is your Chief Executive Officer in addition to serving as a director. Additionally, expand your discussion here regarding enforceability of judgements and liabilities against your five directors and officer. We note, for example, your discussion regarding Hong Kong beginning on page 40 under Enforcement of Civil Liabilities. Further, as reflected in our prior comment, please revise the cross-reference in this risk factor to your section to accurately refer to your section titled “Enforceability of Civil Liabilities.”

Response:

The Registrant has revised its disclosure in the Revised Registration Statement in this risk factor and in the section titled Enforceability of Civil Liabilities in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting the Results of Our Group’s Operations, page 47

12.	We note your response to comment 24, including the addition of Ranger Advisory Co. Limited to the table of related party transactions on page 86. However, we reissue the comment in part and request that you revise your disclosure to discuss in greater detail what services or other activities were provided to you as “consulting costs” by Ranger Advisory Co. Limited. We note that, as reflected by bulleted section titled “Fluctuations in the cost of our revenues,” consulting costs were a main component to your cost of revenue for fiscal years 2022 and 2021. Further, we note your disclosure under “Cost of revenues” on page 49 stating that the company paid and incurred consulting expenses “in relation to ESG and internal control advisor services.”

Response:

The Registrant has revised its disclosure in the Revised Registration Statement on page 49 in response to this comment as follows:

“The Company paid and incurred consulting expenses in relation to management and consulting services to us related to, among other things, ESG and internal control advisory services, operations and client relationships in the amount of HK$2.2 million and HK$3.0 million to Ranger Advisory Co. Limited, a company wholly-owned by Mr. Cheng.”

U.S. Securities and Exchange Commission November 18, 2022 Page 5

Description and Analysis of Principal Components of Our Results of Operations General and Administrative expenses, page 49

13.	We note your response to comment 13, including your revised disclosure on page 49 as well as the table provided under the Related Party Transactions section on page 86. Further, we note of page F-7 that you state that prior to a group reorganization, LTV was the holding company for a group of companies that included RRA and Roma (S) and that LTV was 100% held by Mr. Cheng, who is currently the 100% holder of your ordinary shares. Please revise your disclosure here to identify the related parties the company paid and incurred management fee expenses of HK$2.7 million and HK$4.3 million for the years ended March 31, 2022 and 2021, respectively.

Response:

The Registrant has revised its disclosure in the Revised Registration Statement in response to this comment on page 49 as follows:

 “Management fee represented management fee recharge in relation to the administrative services support between group companies, RRA and Roma (S). The Company paid and incurred management fee expenses of HK$4.3 million and HK$7.2 million for the years ended March 31, 2022 and 2021. Under reorganization completed on March 30, 2022, those group companies were no longer related parties to the Company.”

Business

Overview

Our Mission, page 66

14.	We note your response to comment 23, including the addition of “(v) for establishing a formal ESG academy.” Please revise your disclosure at the beginning of page 66 to similarly reflect the six intended uses of net proceeds from this offering as disclosed on page 17 of the prospectus summary.

Response:

The Registrant has revised its disclosure in the Revised Registration Statement in the Business – Overview section and the use of proceeds section in response to this comment.

Regulatory Environment, page 75

15.	We note your response to comment 31. However, it appears that certain PRC regulations may apply to your business as a result of conducting business operations in Hong Kong, a Special Administrative Region of the PRC. For example, on the cover page you state that Chinese regulations may materially and adversely affect your business, financial condition and results of operations. Additionally, we note that the section “Risk Factors—Risks Relating to Doing Business in Hong Kong” points out that “due to the long arm provisions under the current PRC laws and regulations,” the Chinese government may exercise significant oversight and discretion over the conduct of your business. Please revise this section to include a discussion of relevant PRC regulations.

Response:

The Registrant and its counsel, Robertsons, has advised that other than the Certificate of Incorporation and the annual Business Registration License, there is no other approvals required for the Hong Kong subsidiary to operate in Hong Kong. As discussed with the Staff on November 16, 2022, the Registrant does not conduct operations in the PRC and has no PRC operating entities. As a result, the Registrant has advised that no permissions or approvals is required by the PRC authorities for the Registrant to conduct its business operations. The disclosures referenced in the above comment 15 are general statements by the Registrant that have been included in the Amended Registration Statement to advise investors on the uncertainty surrounding operations in in Hong Kong, a Special Administrative Region of the PRC.

U.S. Securities and Exchange Commission November 18, 2022 Page 6

Material Tax Considerations, page 100

16.	We note your response to comment 32. However, it appears that certain PRC tax regulations and arrangements, such as the Enterprise Income Tax Law and the Agreement between Mainland China and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion may apply to you. Please revise to include a discussion of the relevant tax regulations and arrangements that apply to you.

Response:

As discussed with the Staff on November 16, 2022, the Registrant does not conduct operations in the PRC and has no PRC operating entities. The Enterprise Income Tax Law and the Agreement between Mainland China and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion would apply only if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. In the Registrants case, there is no PRC resident enterprise. Accordingly, this PRC tax regulation is not applicable.

Exhibit Index, page II-3

17.	We note your response to comment 28. However, it does not appear that the consent for Frost & Sullivan was included in this amendment to the registration statement. Please file a consent as an exhibit in connection with the use of Frost & Sullivan’s expert report.

Response:

The Revised Registration Statement includes the consent from Frost & Sullivan as Exhibit 23.4.

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter

Henry F. Schlueter

C:	Roma Green Finance Ltd